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[LOGO OF PRUDENTIAL]                   WILLIAM J. EVERS
                                       Vice President, Corporate Counsel

                                       THE PRUDENTIAL INSURANCE COMPANY
                                       OF AMERICA
                                       751 Broad Street, Newark, NJ 07102-3777
                                       Tel 973 802-3716
                                       william.evers@prudential.com

January 23, 2013

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Pruco Life of New Jersey Flexible Premium Variable Annuity Account
   ("Registrant")
   Pruco Life Insurance Company of New Jersey ("Depositor")
   Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-184891)

Dear Ms. Samuel:

   On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of Pre-effective Amendment No. 1 to the above-referenced Registration Statement. The purpose of this Pre-effective Amendment is to respond to Staff comments received in a letter dated
January 10, 2013 and to include financial statements, exhibits and other required disclosure. The Staff's comments (with specific page number references) relate to the prospectus that was filed for Pruco Life's Prudential Premier Advisor Series (File No. 333-184888) with the understanding that the same comments apply, as applicable, to this Registration Statement.

   Upon satisfaction of our revisions and/or further comment, we plan to file a letter requesting acceleration of the effective date of this Registration Statement.

   As discussed with the Staff on January 17, 2013, the Company has made some pricing changes to the product in response to market needs. The Company will not be offering the Highest Daily Lifetime(R) Income v2.1 Benefit with Lifetime Income Accelerator/SM/. Also, we will not be offering the 200% enhancement to the Protected Withdrawal Value for contracts that defer making Lifetime Withdrawals up to the 12/th/ benefit date anniversary. In the revised prospectus, we have removed the disclosure that describes these features.

   The Staff's comments and our proposed responses are below.

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    1. Comment:

       Cover

       The Edgar class code should reflect the exact name of the contract as shown on the prospectus cover. Please either change the class code name or the name on the cover of the prospectus so that the two names are identical.

       RESPONSE:

       We have made the requested change in response to this comment.

    2. Comment:

       Fee Tables and Examples (Pages 3-10)

    (a)The current format is difficult to follow. Please revise the tables as required by Item 3 of form N-4 and provide us a copy of the revised fee tables in exactly the same format as they will appear in the prospectus.

    (b)In footnote 1 to the "Underlying Mutual Fund Portfolio Annual Expenses" table, please add a sentence regarding how the expense limitation may be terminated similar to that included in footnote 4.

    (c)In the introduction to the "Examples," please complete the year in the first bullet, and specify the gross total operating expense charge that is used in the examples. In the last bullet, please clarify that there is no combination of optional riders that may be elected which would result in a higher maximum charge than shown for the Spousal Highest Daily Lifetime Income v2.1 with Highest Daily Death Benefit.

       RESPONSE:

       (a)We have revised the fee tables to reflect how they will appear in the prospectus. We believe that both the lead-in disclosure to the tables, and the tables themselves, comply with Item 3 of Form N-4.

       (b)We have revised the footnote (now footnote 2) in response to this comment.

       (c)We have revised the introduction to the Examples in response to this comment.

    3. COMMENT:

       Variable Investment Options (Page 15)

       Please use the name of the current version of Highest Daily Lifetime Income (i.e., v2.1) benefit in the second to last paragraph of this section.

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       RESPONSE:

       We have revised the disclosure in response to this comment.

    4. Comment:

       Additional Purchase Payments (Page 37)

       Please clearly state the circumstances, without reference to the "include, but not limited to" language, when you will decline any Purchase Payments and state, if true, that notwithstanding anything else to the contrary, you reserve the right to cease allowing additional Purchase Payments at any time. Please also add that because you are frequently modifying benefits, the right to make additional Purchase Payments can terminate at any time. Further, disclose the consequences of this reservation, i.e., that this may prevent the owner from funding the benefits under the contract. Please also identify any states in which this reservation does not apply. Please show all "Additional Purchase Payments" limitations in the same section, rather than scattered throughout the prospectus (See e.g. discussions on page 54, 66, 69, 77, 84, and 87).

       RESPONSE:

       We have revised the disclosure in the "Additional Purchase Payments"
       section in response to this comment. All purchase payment limitations are located in the "Additional Purchase Payments" section. In each of the sections that discuss the optional benefits, we repeat these disclosures given their importance to the benefits.

    5. Comment:

       Restrictions on Transfers Between Investment Options (Page 45)

       Please provide your legal basis for reserving "the right to effect transfer on a delayed basis for all Annuities."

       RESPONSE:

       In its release, "Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings" (Release Nos. 33-8408; IC-26418 (May 28, 2004)), the Commission announced amendments to Form N-4 requiring insurance company separate accounts issuing variable annuities to make certain disclosures regarding frequent transfers among sub-accounts similar to those for mutual funds.

       The amendments to Form N-4 require that variable annuity prospectuses disclose both the risks of frequent transfers of contract value among sub-accounts, and the separate account's policies and procedures with respect to such transfers. The Release specifically states that "these disclosure requirements are similar to those applicable to mutual funds with respect to frequent purchases and redemptions, with modifications to address the

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       different structure of these issuers." The Release goes on to state that mutual funds and insurance company separate accounts should include a description of policies and procedures for deterring frequent purchases and redemptions of fund shares by fund shareholders and any restrictions imposed by the fund (or insurance company separate account) to prevent or minimize frequent purchases and redemptions, including any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases.

       In the section of the prospectus entitled, "Restrictions on transfers between investment options", we reserve the "the right to effect transfer on a delayed basis for all Annuities." The reservation of this right is consistent with the separate account's policy to deter frequent transfers among sub-accounts and disclosure required by Form N-4. If we were to exercise this right, it would be on a non-discriminatory basis.

    6. Comment:

       Living Benefits (Page 51)

       (a)In the first paragraph please clarify that your reservation to cease offering any optional benefit only applies if the investor did not elect the benefit at issue or before the company exercised the right to cease offering the benefit. Please conform similar reservations located elsewhere in the prospectus (See e.g. reservation in discussion of "Highest Daily Lifetime Income v2.1 Benefit" on page 52 and with respect to the Spousal version on page 74).

       (b)Please revise the second sentence of the second paragraph without reference to the term "guaranteed." The use of "guaranteed" here is confusing in light of the guarantees you make if the Account Value is reduced to zero for any reason other than as a result of an Excess Withdrawal.

       (c)There appears to be a word or words missing from the second sentence (in all caps) on page 52. The limitations should only refer to the investment option selection, rather than to the "terms, conditions and limitations of each optional benefit..." Please provide notice and an opportunity to correct before terminating a benefit due to a transfer into a non-permitted option. Also, consider the feasibility of making a change to your systems to that a non-permitted option may not be selected in lieu of invoking your right to terminate. This change should also be made to item (vi) on page 60 (Termination of Benefit), on page 67 with regard to Highest Daily Lifetime Income v2.1 with the LIA Benefit, on page 75 with respect to the spousal version of the benefit, on page 93 and anywhere else that you have this restriction.

          Response:

           (a)We have revised the disclosure in the first paragraph to make clear that we may cease offering optional benefits for new elections.

           (b)We have revised the disclosure in response to this comment.

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           (c)We have added disclosure in response to this comment.

    7. Comment:

       Highest Daily Lifetime Income v2.1 Benefit (Page 53)

       Please cross-reference each place where the impact of an Excess Withdrawal on other optional benefits is discussed in the prospectus. Please also make this change on page 68 with respect to the Spousal version of this benefit and elsewhere where the same point is discussed as to other riders.

       RESPONSE:

       We have revised the disclosure by providing a number of cross-references.

    8. Comment:

       Termination of Benefit (Page 60)

       In condition (v) please clarify, if true, that the benefit terminates only if the Unadjusted Account Value and the Annual Income Amount are zero due to an Excess Withdrawal. Please also make this change on page 67 with respect to the Highest Daily Lifetime Income v2.1 with LIA and elsewhere as appropriate.

       RESPONSE:

       We have revised the disclosure in response to this comment.

    9. Comment:

       Other Important Considerations (Page 73)

       With respect to the termination of the Death Benefit, please clarify whether only an Excess Withdrawal that reduces the Unadjusted Account Value to zero will result in the termination of the Death Benefit. Please revise as appropriate.

       RESPONSE:

       We have revised the disclosure in several sections of the Prospectus to make it clear that any withdrawal, whether it an Excess Income withdrawal or a withdrawal within one's

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       Annual Income Amount, that reduces the Unadjusted Account Value to zero, would cause termination of the Death Benefit.

    10.Comment:

       Highest Daily Death Benefit (Page 82)

       Please clarify that only an Excess Withdrawal that reduces the Unadjusted Account Value to zero will reduce the Highest Daily Death amount to zero.

       RESPONSE:

       See response to Comment 9.

    11.Comment:

       Financial Statements, Exhibits, and Other Information

       Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

       RESPONSE:

       All required information will be filed in a pre-effective amendment to the registration statement.

    12.Comment:

       Tandy Comment

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

           . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

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           .  the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

           . the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       RESPONSE:

       We will comply.

       Please call me at (973) 802-3716 if you have any questions.

                                             Sincerely,

                                             Pruco Life Insurance Company


                                             By:  /s/ William J. Evers
                                                  -----------------------------
                                                  William J. Evers
                                                  Vice President, Corporate
                                                  Counsel

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